

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   September 28, 2016

Stephen J. Jones
President and Chief Executive Officer
Covanta Holding Corporation
445 South Street
Morristown, NJ 07960

> **Re: Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 28, 2016**
> **Response Letter Dated September 1, 2016**
> **File No. 001-06732**

Dear Mr. Jones:

We have reviewed your September 1, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2016 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Note 3. Dispositions and Assets Held For Sale, page 9

1. We note your response to comment 3. In order for us to properly evaluate your response and your accounting treatment, please provide us with the following additional information:

   • It appears from your response that you did not determine an estimated fair value of the 15% interest in Sanfeng Environmental you received in the "swap" transaction and that you deferred the gain, similar to a contingent gain under ASC 450, due to "significant uncertainty in the realization of value" related to the "sale" transaction. However, we note that the swap transaction has been consummated and does not appear to be contingent in nature. We also note that the swap was not contingent on the subsequent completion of the sale transaction. Accordingly, please tell us in more detail what consideration you gave to recording the 15% interest in Sanfeng Environmental received at its estimated fair value under ASC 820 and recognizing a gain or loss in income when the swap transaction was consummated. Additionally, since we understand the sale transaction has now been consummated, explain to us in detail the journal entries you plan to record related to the sale during the quarter ended September 30, 2016.

- Tell us how you determined it was appropriate to defer recognition of the cumulative translation adjustment in light of the fact that you derecognized your Chinese assets upon completion of the swap transaction. Please refer to ASC 830-30-40-1 and 40-1A.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Bradford J. Helgeson
Executive Vice President and Chief Financial Officer